SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 2004

Commission File Number: 0-22286


                       Taro Pharmaceutical Industries Ltd.
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                 (Translation of registrant's name into English)


                   Italy House, Euro Park, Yakum 60972, Israel
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

In response to inquiries, Taro Pharmaceutical Industries Ltd. confirms that a private legal action involving Taro Development Corporation and R&J Levitt Corporation is currently pending. Both corporations are shareholders of Taro Pharmaceutical, but neither Taro Pharmaceutical nor any of its subsidiaries is a party to the litigation or underlying dispute. Thus, neither the litigation nor the dispute is expected to have any material effect on Taro Pharmaceutical or any of its subsidiaries.

Taro Pharmaceutical is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.









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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Taro Pharmaceutical Industries Ltd.

Date: May 17, 2004                           By: /s/ Kevin Connelly
                                                --------------------------------
                                                Kevin Connelly
                                                Senior Vice President and Chief
                                                Financial Officer










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